Exhibit 99.1

JAGUAR MINING INC.

Condensed Interim Consolidated Financial Statements

September 30, 2011 and 2010

(Unaudited)

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)
		September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	Note 10	$101,725	$39,223
Inventory		31,945	31,495
Prepaid expenses and sundry assets	Note 4	27,426	24,523
Derivatives	Note 5(a)	-	168
		161,096	95,409

Prepaid expenses and sundry assets	Note 4	45,545	48,582
Net smelter royalty	Note 9(d)	-	1,006
Restricted cash		909	908
Property, plant and equipment		384,401	348,815
Mineral exploration projects		83,259	74,658

		$675,210	$569,378

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$36,335	$27,853
Notes payable	Note 6	20,536	26,130
Income taxes payable		19,077	16,677
Reclamation provisions		2,463	2,167
Deferred compensation liabilities		2,974	2,436
Derivative liabilities	Note 5(a)	893	-
Other liabilities		1,086	704
		83,364	75,967

Notes payable	Note 6	226,866	140,664
Option component of convertible notes	Note 5(b)	67,101	28,776
Deferred income taxes		7,019	215
Reclamation provisions		17,216	17,960
Deferred compensation liabilities		1,780	4,829
Other liabilities		393	497
Total liabilities		403,739	268,908

Shareholders' equity
Share capital		370,043	369,747
Stock options	Note 7	14,252	13,054
Contributed surplus		3,370	1,901
Deficit		(116,194)	(84,232)
Total equity attributable to equity shareholders of the Company		271,471	300,470

Commitments	Notes 5,11
		$675,210	$569,378

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
		Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

Gold sales		$70,041	$48,712	$185,739	$126,234
Production costs		(40,602)	(37,193)	(110,494)	(88,016)
Stock-based compensation		(189)	-	(212)	(381)
Depletion and amortization		(11,534)	(11,263)	(33,497)	(28,045)
Gross profit		17,716	256	41,536	9,792

Operating expenses:
Exploration		230	1,012	1,281	3,291
Stock-based compensation	Note 7	3,818	(3,639)	734	(2,464)
Administration		6,044	5,133	16,718	14,249
Management fees	Note 9(a)	165	333	690	970
Amortization		316	133	986	383
Other		438	1,190	1,509	2,208
Total operating expenses		11,011	4,162	21,918	18,637

Income (loss) before the following		6,705	(3,906)	19,618	(8,845)

Loss on derivatives	Note 5(a)	1,219	127	805	319
Loss (gain) on conversion option embedded in convertible debt	Note 5(b)	27,260	(21,978)	19,420	(46,827)
Foreign exchange loss (gain)		18,559	(2,299)	8,944	(725)
Accretion expense		648	433	1,842	999
Interest expense		7,203	4,157	19,960	12,501
Interest income		(2,854)	(645)	(7,186)	(3,155)
Gain on disposition of property		(595)	(673)	(1,593)	(6,125)
Other non-operating expense recoveries		(30)	-	(349)	-
Total other expenses (income)		51,410	(20,878)	41,843	(43,013)

Income (loss) before income taxes		(44,705)	16,972	(22,225)	34,168
Income taxes
Current income taxes (recoveries)		979	(1,273)	2,911	1,250
Deferred income taxes (recoveries)		5,588	(985)	6,826	1,108
Total income taxes		6,567	(2,258)	9,737	2,358

Net income (loss) and comprehensive income (loss) for the period		$(51,272)	$19,230	$(31,962)	$31,810

Basic earnings (loss) per share	Note 8	$(0.61)	$0.23	$(0.38)	$0.38
Diluted earnings (loss) per share	Note 8	$(0.61)	$0.23	$(0.38)	$0.37

Weighted average number of common shares outstanding - basic	Note 8	84,388,909	84,224,952	84,378,791	84,117,099
Weighted average common shares outstanding - diluted	Note 8	84,388,909	84,652,178	84,378,791	85,307,435

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$(51,272)	$19,230	$(31,962)	$31,810
Adjustments to reconcile net earnings to net cash provided from
(used in) operating activities:
Unrealized foreign exchange loss (gain)	23,151	(2,324)	16,402	381
Stock-based compensation expense (recovered)	4,007	(3,639)	946	(2,083)
Interest expense	7,203	4,157	19,960	12,501
Accretion of interest income	-	(94)	(188)	(94)
Accretion expense	648	433	1,842	999
Income taxes (recovered)	(36)	-	(140)	-
Deferred income taxes	5,588	(985)	6,826	1,108
Depletion and amortization	11,850	11,396	34,483	28,428
Unrealized loss on derivatives	1,090	932	1,061	2,104
Unrealized loss (gain) on option component of convertible note	27,260	(21,978)	19,420	(46,827)
Gain on disposition of property	-	-	-	(4,625)
Reclamation expenditure (recovery)	(73)	(539)	(99)	(1,613)
	29,416	6,589	68,551	22,089
Change in non-cash operating working capital:
Inventory	388	5,190	1,321	4,056
Prepaid expenses and sundry assets	(82)	(2,906)	(7,559)	(8,389)
Accounts payable and accrued liabilities	1,297	2,959	6,678	6,423
Income taxes payable	(785)	(397)	2,540	606
Deferred compensation liability	(255)	(42)	(501)	(42)
	29,979	11,393	71,030	24,743
Financing activities:
Issuance of common shares	164	127	164	2,078
Increase in restricted cash	-	(1,500)	-	(2,301)
Repayment of debt	(7,115)	(121)	(15,049)	(3,655)
Increase in debt	6,000	9,036	105,313	20,152
Interest paid	(4,387)	(48)	(9,002)	(5,137)
Other liabilities	333	(210)	278	16
	(5,005)	7,284	81,704	11,153
Investing activities:
Short-term investments	-	5,862	-	-
Mineral exploration projects	(5,062)	(14,155)	(9,674)	(20,274)
Purchase of property, plant and equipment	(28,820)	(21,193)	(70,420)	(88,461)
Proceeds from disposition of property	-	1,250	-	1,250
	(33,882)	(28,236)	(80,094)	(107,485)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(14,767)	112	(10,138)	(490)
Increase (decrease) in cash and cash equivalents	(23,675)	(9,447)	62,502	(72,079)
Cash and cash equivalents, beginning of period	125,400	58,624	39,223	121,256
Cash and cash equivalents, end of period	$101,725	$49,177	$101,725	$49,177

Supplemental cash flow information

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(Unaudited)
			Common Shares		Stock Options	Contributed Surplus	Deficit	Total
		#	$	#	$	$	$	$

Balance, January 1, 2010		83,714,648	365,667	4,596,500	14,762	1,167	(106,409)	275,187
Exercise of stock options		529,000	2,950	(529,000)	(872)	-	-	2,078
Stock-based compensation		-	-	-	211	-	-	211
Net income		-	-	-	-	-	31,810	31,810
Balance, September 30, 2010		84,243,648	368,617	4,067,500	14,101	1,167	(74,599)	309,286

Balance, January 1, 2011		84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Stock options granted	(Note 7)	-	-	880,000	2,798	-	-	2,798
Exercise of stock options		36,000	296	(36,000)	(131)	-	-	165
Vested options expired		-	-	(575,000)	(1,363)	1,363	-	-
Vested options expired upon termination		-	-	(30,000)	(106)	106	-	-
Net loss		-	-	-	-	-	(31,962)	(31,962)
Balance, September 30, 2011		84,409,648	370,043	4,016,500	14,252	3,370	(116,194)	271,471

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

1.	Nature of Business:

Jaguar Mining Inc. (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.

These condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2011 include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

2.	Basis of Preparation:

(a)	Statement of compliance:

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

As the 2011 interim financial statements are the Company’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the 2011 interim consolidated financial statements for the comparative annual period.

These condensed interim consolidated financial statements should be read in conjunction with both the Company’s 2010 annual financial statements and with consideration of the IFRS transition disclosures included in Note 11 to the March 31, 2011 and June 30, 2011 interim consolidated financial statements.

These condensed consolidated financial statements were authorized for issue by the audit committee on November 8, 2011.

(b)	Basis of measurement:

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and liabilities associated with certain long-term incentive plans, which are stated at fair value.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.  All financial information presented in United States dollars has been rounded to the nearest thousand.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact these consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized in these consolidated financial statements are discussed below:

(i)    IFRS 1 elections on transition to IFRS:

IFRS 1 elections have been applied by management where applicable to the Company’s consolidated financial statements.  These elections impact the Company’s retrospective application of IFRS.  (See Note 12.)

(ii)   Unit of production depletion and amortization:

The Company’s mineral exploration projects and mining properties are depleted and amortized on a unit-of-production basis, which bases the calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plans due to reductions in the price of gold or unexpected production costs increases, thereby resulting in the amount of reserves expected to be recovered to be reduced; the Company could be required to write-down the carrying value of its mineral exploration projects and mining properties and would be required to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

(iii)  Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs charged to earnings include labour, benefits, material and other product costs.  The assumptions used in the impairment assessment of gold in process inventory include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recorded and an assumed gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventory, which could reduce the Company’s earnings and working capital.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(iv)  Mine reserve estimates:

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties.  In order to calculate reserve estimates, estimates and assumptions are required about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates.  The Company is required to determine and report mine reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards.

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations.  Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(v)   Capitalization of mineral exploration projects:

The Company’s accounting policy for exploration costs results in certain items being capitalized according to the expected recoverability of the projects.  This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalized the costs, a judgment is made that recovery of the costs is unlikely, the relevant capitalized amount will be written off to earnings.

(vi)  Production start date:

The Company assesses the stage of each mineral exploration project to determine when a mine is substantially complete and ready for its intended use.  Once this stage is obtained, amortization of the mine will commence.  The Company considers various criteria to assess when the mine has reached the production stage, including completion of a reasonable amount of testing of the mine plant and equipment, and the ability to sustain ongoing production of gold in a saleable form.The judgment used to apply these criteria could impact the amortization commencement date.

(vii) Reclamation provision:

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful lives.  The Company recognizes management’s estimates of the fair values of liabilities for reclamation provisions in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the period is expensed.  Over time, the reclamation provision will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

  (viii)    Stock-based compensation:

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans.  These estimates are based on previous experience and may change throughout the life of an incentive plan.  Such changes could impact the carrying value of the deferred compensation liability, mineral exploration projects, inventory and earnings.

(ix)  Determination of functional currency:

The functional currency of the Company has been assessed by management based on  consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions.  Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)   Capitalization of borrowing costs:

Borrowing costs are identified for capitalization to property, plant and equipment construction projects until such time that the constructed asset is substantially complete and ready for its intended use.Borrowing costs related to specific borrowings are identified for capitalization to mineral exploration projects until such time that the mine is substantially complete and ready for its intended use.Amounts to be capitalized are estimated based on costs incurred to date and the interest rate of specific borrowings or the weighted average borrowing costs of general borrowings.  The judgment used to identify mines or assets that require capitalization of borrowing costs could impact the carrying value of those assets, depletion and amortization and interest expense.

(xi)  Identification of impairment:

The Company considers, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment.  For producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset.  For non-producing mining properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(xii)   Recoverable taxes:

In Brazil, the Company is due refunds of certain taxes based on consumption, of which the timing of realization is uncertain.  If these recoverable taxes are not collected, it could reduce the carrying value of these assets.

3.	Significant Accounting Policies:

(a)	Existing accounting policies:

(i)	Basis of consolidation:

Subsidiaries are entities controlled by the Company.  The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash.

(iii)	Short-term investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as fair value through profit or loss (“FVTPL”) and recorded at fair value.

(iv)  Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, employee benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business, less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in, first-out basis, or net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(v)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(vi)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost less accumulated amortization and accumulated impairment losses.  Amortization is recorded over the estimated useful lives of the assets, after taking into account residual values as follows:

Processing plants	- over plant life, straight line
Vehicles	- 5 years, straight line
Equipment	- 5 -10 years, straight line
Leasehold improvements	- over term of lease, straight line
Mining properties	- unit-of-production method1

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.  Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

1Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment, mineral exploration projects and net smelter royalty are reviewed at each reporting date for impairment whenever events or circumstances indicate the recoverable amount may be less than the carrying amount.  The recoverable amount is the greater of its value-in-use and its fair value less cost to sell.

Value-in-use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use.  Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs.  Once calculated, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.  Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount.  Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.  Impairment losses are recognized in other expenses.Assumptions, such as gold price, discount rate, and expenditures underlying the fair value estimates are subject to risks and uncertainties.  Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or amortization, if no impairment loss had been recognized.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects.  Green field costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study.  All costs related to green field are expensed and included in exploration costs in the consolidated statements of operations and comprehensive income.

Exploration costs incurred subsequent to confirmation of an area’s potential, are classified as brown field.  The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers brown field exploration costs, including acquisition costs, interest on specific borrowings, field exploration and field supervisory costs relating to specific properties until those properties are brought into production.

After a mine property has been brought into development the related costs will be transferred to property, plant and equipment.  When specific properties have been brought into production the deferred costs will be amortized on a unit of production basis based on their estimated economic lives or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.

The recoverability of the amounts shown for mineral exploration projects is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.  If a project does not prove viable, all unrecoverable costs associated with the project net of any related impairment provisions are written off.

(ix)	Income taxes:

Income taxes expense comprises current and deferred income taxes.  Income taxes expense is recognized in the statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity.

Current income taxes

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred income taxes

The Company accounts for deferred income taxes under the asset and liability method.  Under this method of tax allocation, deferred income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Deferred income taxes are measured using the tax rates that are expected to be in effect when the temporary differences are likely to reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  The effect on deferred income tax assets and liabilities of a change in tax rates is included in earnings in the period in which the change is substantively enacted.  The amount of deferred income tax assets recognized is limited to the amount that is probable to be realized.

(x)	Reclamation provision:

The Company recognizes a provision arising from legal and constructive obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  A reclamation provision is a monetary item that is recorded in the period in which it is incurred and is estimated based on the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices.  These estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.  When the reclamation provision is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the amortization method established for the related asset.  The amortization expense is included in the Statement of Operations and Comprehensive Income (Loss) and accounted for in depletion and amortization.  An accretion expense in relation to the discounted provision over the remaining life of the mining properties is accounted for in the statement of operations and comprehensive income (loss) and added to the reclamation provision.  The provision is adjusted at the end of each reporting period to reflect the passage of time, changes in foreign exchange rates, specific risks and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(xi)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in earnings.

(xii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party.  Revenue from gold doré is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13 and 14 to the 2010 annual financial statements.  The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value.  Any gains or losses on re-measurement are recorded in the Statement of Operations and Comprehensive Income (Loss).  For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period of the change of estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

(xiv)	Earnings per share:

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by the application of the treasury method. The computation of diluted earnings per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

(xv)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a future economic benefit to the mineral property.  Charges represent a future economic benefit to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to future economic benefits to the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

(xvi)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as either held-to-maturity, fair value through profit or loss, loans and receivables, available for sale, or other financial liabilities.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	FVTPL financial instruments are carried at fair value with changes in fair value charged or credited to earnings in the period in which they arise.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.  Impairment losses are charged to net earnings (loss) in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings (loss) in the period in which they arise.

•
Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at September 30, 2011:

Cash and cash equivalents	Loans and receivables
Restricted cash	Loans and receivables
Loan receivable	Loans and receivables
Derivative assets and liabilities	FVTPL
Accounts payable and accrued liabilities	Other liabilities
Notes payable	Other liabilities
Option component of convertible notes	FVTPL

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts to manage commodity price exposure on gold sales and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the Statements of Operations and Comprehensive Income (Loss).  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xvii)	Borrowing costs:

Borrowing costs directly related to the financing of qualifying capital projects under construction are added to the capitalized cost of those projects during the construction phase, until such time that the assets are substantially ready for their intended use or sale which in the case of mining properties is when they are capable of commercial production.  Specific borrowings to finance a project are capitalized as the actual borrowing costs are incurred.  Interest expense on general borrowings is capitalized to qualifying capital projects using a weighted average of the borrowing costs applicable to the Company during the period.

All other borrowing costs, including the foreign currency translation on the principal borrowed, are recognized in the Statements of Operations and Comprehensive Income (Loss) in the period in which they are incurred.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(b)	Accounting standards and interpretations issued but not yet implemented:

Recently issued but not adopted accounting guidance includes IFRS 9 Financial Instruments, IFRS10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

IFRS 9 Financial Instruments replaces the guidance in IAS 39 Financial Instruments Recognition and Measurement on the classification and measurement of financial assets. Financial .assets will be classified into one of two categories on initial recognition: financial assets measured at amortized cost or financial assets measured at fair value. IFRS 9 also adds guidance on the classification and measurement of financial liabilities. Under IFRS 9 financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (“OCI”), with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value. This new standard is applicable, for accounting periods beginning January 1, 2013. The Company is assessing the impact of IFRS 9 on its results of operations and financial position and will adopt IFRS 9 in its financial statements effective from January 1, 2013.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

IFRS 11 Joint Arrangements: IFRS 11 requires accounting for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. Under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. This new standard is applicable for accounting periods beginning January 1, 2013. The Company is assessing the impact of IFRS 11 on its results of operations and financial position and will adopt IFRS 11 in its financial statements effective from January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the financial statements.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

IFRS 13 Fair Value Measurement replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. The Company intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a material impact on the financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. The new Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. It considers when and how to account separately for benefits arising from the stripping activity and how to measure these benefits both initially and subsequently. The benefits include usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. It prescribes that the costs of stripping activity be accounted for in accordance with the principles of IAS 2 Inventories to the extent that the benefit from the stripping activity is realized in the form of inventory produced. On the other hand, the costs of stripping activity which provides a benefit in the form of improved access to ore is recognized as a non-current 'stripping activity asset' when specified criteria are met. The Company intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the financial statements.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

4.	Prepaid Expenses and Sundry Assets:

	September 30	December 31
	2011	2010

Advances to suppliers	$405	$1,098
Recoverable taxes	62,243	65,583
Sundry receivables from related parties Note 9	1,276	352
Other	9,047	6,072
	72,971	73,105
Less:
Long term recoverable taxes	44,948	48,344
Sundry receivables from related parties Note 9	597	227
Other	-	11
	45,545	$48,582
Current portion of prepaid expenses and sundry assets	$27,426	$24,523

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment.  These taxes are recoverable from the Brazilian tax authorities through various methods.  As at September 30, 2011 total recoverable taxes denominated in Brazilian reais (R$) amounted to R$115.4 million ($62.2 million), (December 31, 2010 - R$109.3 million ($65.6 million)).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

5.	Risk Management Policies:

(a)	Derivative financial instruments:

(i)	Commodity option contracts:

During the nine months ended September 30, 2011 the Company sold European style commodity gold call options. During the three months ended September 30, 2011 the Company did not buy or sell commodity gold options.  As at September 30, 2011 no put and call gold option contracts were outstanding (December 31, 2010 - $nil).  Included in loss on derivatives for the three and nine months ended September 30, 2011 are $nil and $194,000 of realized losses for the respective periods on commodity option derivatives (three and nine months ended September 30, 2010 - $1.5 million of losses relate to both periods).

(ii)	Forward foreign exchange contracts:

As at September 30, 2011, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
28-Oct-11	$1,000	R $	1,652
31-Oct-11	1,000		1,835
30-Nov-11	1,000		1,663
30-Nov-11	1,000		1,846
23-Dec-11	1,000		1,623
23-Dec-11	1,000		1,638
23-Dec-11	1,000		1,644
23-Dec-11	1,000		1,672
	$8,000	R $	13,573

As at September 30, 2011, derivative liabilities include $893,000 of unrealized foreign exchange losses relating to the forward foreign exchange contracts (December 31, 2010 - gains of $168,000). Included in loss on derivatives are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Unrealized (gain) loss	1,090	(570)	1,061	602
Realized (gain) loss	129	(805)	(450)	(1,785)
	$1,219	$(1,375)	$612	$(1,183)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(b)	Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 - quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.
Level 2 - inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 - one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available.  The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at September 30, 2011 and December 31, 2010 are as follows:

September 30, 2011
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	$-	$-	$-

December 31, 2010
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives
Forward foreign exchange contracts	$-	$168	$-

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

September 30, 2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward foreign exchange contracts	$-	$893	$-
Option component of convertible notes	$-	$-	$67,101

December 31, 2010
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$28,776

The option components of the convertible notes (Note 6) are fair valued using the Crank - Nicolson valuation model and requires inputs, such as volatility and credit spread, that are both unobservable and significant and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at September 30, 2011 and December 31, 2010 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Impact to option component of convertible notes:

Assumption	Change for S ensitivity Analysis	Pre-tax impact of change as at September 30, 2011	Pre-tax impact of change as at December 31, 2010
Volatility	5% increase 5% decrease	$3,832 $ (3,968)	$3,559 $ (2,934)
Credit spread	1% increase 1% decrease	$530 $ (553)	$636 $ (661)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

The carrying amount of the option components of the convertible notes was $67.1 million at September 30, 2011 (December 31, 2010 - $28.8 million).  The change in fair value of $27.3 million for the three months ended September 30, 2011 is shown as a loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Loss) (three months ended September 30, 2010 - $22.0 million gain.)  The change in fair value of $19.4 million for the nine months ended September 30, 2011 is shown as a loss on conversion option embedded in convertible debt in the Statements of Operations and Comprehensive Income (Loss) (nine months ended September 30, 2010 - $46.8 million gain.)

	September 30, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents1	$101,725	$101,725	$39,223	$39,223
Restricted cash1	909	909	908	908
Loan receivable from related party3	1,006	1,006	-	-
Derivatives2
Forward foreign exchange contracts	-	-	168	168

Financial Liabilities
Accounts payable and accrued liabilities1	36,335	36,335	27,853	27,853
Derivatives2
Forward foreign exchange contracts	893	893	-	-
Notes payable3	247,402	208,276	166,794	150,162
Option component of convertible notes4	67,101	67,101	28,776	28,776
Deferred compensation liabilities5	4,754	4,754	7,265	7,265

1.
Cash and cash equivalents and restricted cash are recorded at their carrying values.  Short-term investments are recorded at fair value.  Accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.

2.	The fair value of derivative contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated as follows:
•
For forward foreign exchange contracts by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

•     For options using a modified Black-Scholes model.
3.
The fair value of the loans receivable and other notes payable is based on their market price, if available.  If a market price is not available then the fair value is determined by discounting the future cash assets or liabilities at the current market rate of interest available to the Company.

4.	The option component of the convertible notes (Note 6) is recorded at fair value. Fair value of the conversion option feature is measured using the Crank-Nicolson model.

5.
The fair value of stock appreciation rights (”SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period.The carrying value, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximates their fair values.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

6.	Notes Payable:

	September 30,	December 31,
	2011	2010
Bank indebtedness	$22,287	$31,373
CVRD note	8,101	7,968
4.5% convertible notes	134,053	127,453
5.5% convertible notes (a)	82,961	-
Total notes payable	$247,402	$166,794
Less: current portion	20,536	26,130
Long-term portion	$226,866	$140,664

Fair value of notes payable	$208,276	$150,162

(a)	5.5% convertible notes:

During February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $99.3 million.  The notes bear interest at 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and mature on March 31, 2016.  The notes have an initial conversion rate of 132.4723 Jaguar Mining Inc. common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  The Company will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $19.0 million of the net proceeds to the conversion option component of the convertible notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the Statements of Operations and Comprehensive Income (Loss) (see Note 5(b)).  The remaining portion of the net proceeds of $80.3 million was allocated to the note component of the convertible notes issuance and is measured at amortized cost using the effective interest method.

7. Capital Stock:

Options:

During September 2011, the Company issued 880,000 options to directors and officers at a strike price of Cdn.$6.28.  The options vest immediately and expire September 15, 2016.  Included in stock compensation expense for the three and nine months ended September 30, 2011 is $2.8 million related to these options.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

8.	Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Numerator
Net income (loss) for the period	$(51,272)	$19,230	$(31,962)	$31,810

Denominator
Weighted average number of common shares outstanding-basic	84,389	84,225	84,379	84,117
Dilutive effect of options	-	427	-	1,190
Weighted average number of common shares outstanding-diluted	84,389	84,652	84,379	85,307

Basic earnings (loss) per share	$(0.61)	$0.23	$(0.38)	$0.38
Diluted earnings (loss) per share	$(0.61)	$0.23	$(0.38)	$0.37

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share for the three and nine months ended September 30, 2011 does not include the following effect of options and convertible notes since they are anti-dilutive.

Options and convertible notes considered anti-dilutive	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2011	2010	2011	2010
Options	3,160	3,660	3,457	3,142
Convertible notes (Note 6)	26,650	12,941	23,620	12,941
	29,810	16,601	27,077	16,083

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Related Party Transactions:

(a)
The Company incurred management fees from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company, with which the Company entered into a service agreement with IMSE to render senior management services.  The fees are included in management fees in the Statements of Operations and Comprehensive Income (Loss).  The agreement will expire on December 31, 2011.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Management fees	$165	$333	$690	$970

(b)	The Company incurred and recovered the following expenditures under cost-sharing arrangements with Brazilian Resources Inc. (“BZI”), a corporate shareholder:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Occupancy fees	$45	$45	$135	$135
Rental income	$(29)	$-	$(94)	$-
Consulting fees and
administrative charges	$107	$31	$256	$98
Consulting revenue	$(1)	$-	$(33)	$-

As at September 30, 2011, prepaid expenses and sundry assets include $25,000 recoverable from BZI relating to leasehold improvements of administrative offices paid by the Company (December 31, 2010 - $70,000), and $27,000 due from BZI relating to rental income for administrative offices in Belo Horizente (December 31, 2010 - $29,000).

The occupancy costs, consulting fees and administrative service fees are included in the Statements of Operations and Comprehensive Income (Loss).

(c)
As at September 30, 2011, prepaid expenses and sundry assets include $15,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008.  PCO is controlled by IMS Empreendimentos Ltda. (“IMS”), a founding shareholder of the Company.

(d)
On September 26, 2011, BZI and IMS agreed to convert obligations under the net smelter royalty agreement with Prometálica Mineração Ltda. (“PML”) into an obligation to pay a principal payment amount of $1.2 million payable in three annual installments commencing December 2011.  The primary shareholders of PML are BZI and IMS.  BZI and IMS are each committed to pay 50% of the obligations under this settlement agreement.  Interest at a rate of 4% per annum will also be paid with each principal installment.  As at September 30, 2011, prepaid and sundry assets include $408,000 current and $597,000 long term receivables relating to this agreement (December 31, 2010 net smelter royalty - $1.0 million).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(e)
The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. (“MTL”) were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($204,000).  As at September 30, 2011, prepaid expenses and sundry assets include $204,000 receivable from BW Mineração, a wholly-owned subsidiary of BZI (December 31, 2010 - $227,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

10.	Supplemental Cash Flow Information:

Non-cash financing and investing activities	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
				$473
Transfer of Zone C in exchange for forgiveness of royalties payable	$594	$514	$1,592	$1,322

Equipment purchased on issuing note payable	$-	$505	$-	$505

Cash and cash equivalents:

Cash and cash equivalents include R$177.7 million ($95.8 million) in bank certificates of deposit (December 31, 2010 - R$18.8 million ($11.3 million)) and $1.0 million in term deposits (December 31, 2010 - $1.0 million).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

11.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into derivative contracts in which future payments are dependent upon future exchange rates and gold prices (Note 5(a)). The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

Commitments as at September 30, 2011	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$36,335	$-	$-	$-	$36,335
Notes payable
Principal	20,764	10,351	268,687	-	299,802
Interest	13,640	26,334	12,271	-	52,245
Derivatives
Forward foreign exchange contracts	893	-	-	-	893
	$71,632	$36,685	$280,958	$-	$389,275
Other Commitments
Income taxes payable	$19,077	$-	$-	$-	$19,077
Other liabilities	1,086	393	-	-	1,479
Operating lease agreements	194	-	-	-	194
Management agreement (a)
Operations	149	-	-	-	149
Suppliers' agreements
Mine operations (b)	2,398	-	-	-	2,398
Drilling (c)	1,174	-	-	-	1,174
Engineering (d)	3,146	-	-	-	3,146
Reclamation provisions (e)	2,463	2,186	719	31,098	36,466
	$29,687	$2,579	$719	$31,098	$64,083
Total	$101,319	$39,264	$281,677	$31,098	$453,358

(a)      The terms of the management agreement is under one year (Note 9(a)).

(b)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.

(c)	The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.

(d)	The Company has entered into an engineering contract for the Gurupi project which is to be completed in eight months.

(e)	The reclamation provisions are not adjusted for inflation and are not discounted.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

12.	Explanation of the Transition to IFRS:

The Company has adopted IFRS effective January 1, 2011.  Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company’s consolidated financial statements for the year ended December 31, 2011 will be the first annual consolidated financial statements prepared in accordance with IFRS.  Accordingly, the Company will make an unreserved statement of compliance with IFRS beginning with its 2011 annual consolidated financial statements.

The accounting policies set out in Note 3 have been applied in preparing these interim consolidated financial statements for the three and nine months ended September 30, 2011 and the interim consolidated financial statements for the three months ended March 31, 2011, the comparative information presented in these financial statements and the interim consolidated financial statements for the three months ended March 31, 2010, year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet as at January 1, 2010 (“Transition Date”).

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in preparing these interim consolidated financial statements.  IFRS 1 requires the retrospective application of all effective IFRS as of the Reporting Date (December 31, 2011).  Accordingly, the final reported opening balance sheet and consolidated financial statements for 2010 and 2011 may differ from these financial statements.  IFRS 1 also provides for certain optional exemptions and mandatory exceptions from the full retrospective application of IFRS for first time IFRS adopters.  The optional exemptions and relevant mandatory exceptions applied by the Company are described below.

(a)	IFRS exemptions elected by the Company:

(i)	Leases:

The Company has elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease for contracts that were assessed under previous Canadian GAAP. Arrangements entered into by the Company before the January 1, 2005 application date of EIC 150, Determining whether an Arrangement contains a Lease, that have not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

(ii)	Borrowing costs:

The Company may apply the transitional provisions of IAS 23 Borrowing Costs from the later of January 1, 2009 or transition date.  This optional exemption applies to all qualifying assets measured at cost.  Alternatively, the Company may elect IAS 23 from an earlier date and capitalize borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after that date.  The Company has chosen January 1, 2010 as the commencement date for capitalization.

(iii)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Combinations or to not restate business combinations prior to a selected date chosen by the Company.  The Company has applied the business combination exemption in IFRS 1.  Hence, it has not restated any business combinations that took place prior to January 1, 2010.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(iv)	Compound financial instruments:

IFRS 1 provides relief from full retrospective application of IAS 32 on compound financial instruments.  Hence, the Company may elect to retrospectively restate only those compound financial instruments whereby the liability component is outstanding at the date of transition.  The Company has elected to apply this IFRS 1 exemption.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment:

The Company recognizes a decommissioning liability to reclaim land that has been disturbed as a result of mining activities.  IFRS 1 provides the Company with an option to apply the guidance in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities prospectively to changes in such liabilities occurring after the transition date to IFRS.  The Company has elected to apply this IFRS 1 exemption.

(vi)	Designation of previously recognized financial instruments:

The Company is permitted to designate certain financial assets or financial instruments as FVTPL at the transition date. The Company has elected not to reclassify any financial assets or financial liabilities on transition to IFRS.

(vii)	Fair value or revaluation as deemed cost:

The deemed cost optional exemption provides the Company with the option to measure property, plant and equipment at the transition date based on fair value or a revalued amount.  This election is available on an asset-by-asset basis.  The Company has not elected to apply this exemption.

(viii)	Share-based payments:

IFRS 1 provides an option to apply IFRS 2 Share-based Payment retrospectively to awards that are otherwise exempt from the retrospective application of IFRS 2 for first-time adopters of IFRS.  These exempt awards are equity instruments granted on or before November 7, 2002 and equity instruments granted after November 7, 2002 that have not vested by the transition date.  The Company has not taken this optional election and will apply IFRS 2 only to all equity instruments that were granted after November 7, 2002, but were not vested as of January 1, 2010.

The remaining optional exemptions are not applicable to the Company.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

(b)	IFRS exceptions followed by the Company:

The Company applied the following mandatory exceptions from retrospective application.

(i)	Estimates:

Estimates under IFRS at January 1, 2010 must reflect the conditions at that date and be consistent with estimates made for the same date under Canadian GAAP.  They cannot reflect conditions that arose after the transition date.

(ii)	Hedge accounting:

Hedge accounting may be applied from the transition under IFRS only to hedging relationships that meet the requirements for hedge accounting at that date.  The Company has not applied hedge accounting to its foreign exchange hedging relationships.

The other mandatory exceptions in IFRS 1 are not applicable to the Company.

(c)	Reconciliations between IFRS and Canadian GAAP:

In preparing the Company’s opening IFRS Balance Sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial statements, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Reconciliation of Equity

		January 1, 2010			September 30, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Assets
Current assets:
Cash and cash equivalents		$121,256	$-	$121,256	$49,177		$49,177	$39,223	$-	$39,223
Inventory		36,986	-	36,986	34,207		34,207	31,495	-	31,495
Prepaid expenses and sundry assets		19,050	-	19,050	21,117		21,117	24,523	-	24,523
Derivatives		1,280	-	1,280	729		729	168	-	168
		178,572	-	178,572	105,230	-	105,230	95,409	-	95,409
Non-current assets:
Prepaid expenses and sundry assets		35,837	-	35,837	46,648		46,648	48,582	-	48,582
Net smelter royalty		1,006	-	1,006	1,006		1,006	1,006	-	1,006
Restricted cash		108	-	108	2,408		2,408	908	-	908
Property, plant and equipment	b,d	205,329	57,419	262,748	341,177	2,605	343,782	343,363	5,452	348,815
Mineral exploration projects	d,e	129,743	(67,507)	62,236	80,632	(13,460)	67,172	90,008	(15,350)	74,658

		$550,595	$(10,088)	$540,507	$577,101	$(10,855)	$566,246	$579,276	$(9,898)	$569,378

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Reconciliation of Equity (continued)

		January 1, 2010			September 30, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$22,892	$-	$22,892	$30,510		$30,510	$27,853	$-	$27,853
Notes payable	a	5,366	-	5,366	17,297		17,297	26,130	-	26,130
Income taxes payable		15,641	-	15,641	16,248		16,248	16,677	-	16,677
Reclamation provisions	b	510	-	510	1,009		1,009	2,167	-	2,167
Deferred compensation liability		-	-	-	-		-	2,436	-	2,436
Other liabilities		-	-	-	-		-	704	-	704
Derivatives		-	-	-	1,553		1,553	-	-	-
		44,409	-	44,409	66,617	-	66,617	75,967	-	75,967
Non-current liabilities:
Notes payable	a	126,784	(1,301)	125,483	138,274	(1,155)	137,119	141,766	(1,102)	140,664
Option component of convertible notes	a	-	75,356	75,356	-	28,529	28,529	-	28,776	28,776
Deferred income taxes	e	11,821	(11,371)	450	13,387	(11,765)	1,622	12,558	(12,343)	215
Reclamation provisions	b	12,331	(2,323)	10,008	18,725	(2,739)	15,986	19,462	(1,502)	17,960
Deferred compensation liability	c	8,616	260	8,876	5,477	856	6,333	3,816	1,013	4,829
Other liabilities		738	-	738	754		754	497	-	497
Total liabilities		204,699	60,621	265,320	243,234	13,726	256,960	254,066	14,842	268,908

Shareholders' equity
Common shares		365,667	-	365,667	368,617		368,617	369,747	-	369,747
Stock options	c	14,762	-	14,762	14,101	-	14,101	13,054	-	13,054
Contributed surplus	a	42,028	(40,861)	1,167	42,028	(40,861)	1,167	42,762	(40,861)	1,901
Deficit	f	(76,561)	(29,848)	(106,409)	(90,879)	16,280	(74,599)	(100,353)	16,121	(84,232)
		345,896	(70,709)	275,187	333,867	(24,581)	309,286	325,210	(24,740)	300,470

		$550,595	$(10,088)	$540,507	$577,101	$(10,855)	$566,246	$579,276	$(9,898)	$569,378

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Reconciliation of Comprehensive Income (Loss)

		Three months ended September 30, 2010			Nine months ended September 30, 2010			Year ended December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Gold sales		$48,712	$-	$48,712	$126,234	$-	$126,234	$170,788	$-	$170,788
Production costs		(37,193)	-	(37,193)	(88,016)	-	(88,016)	(119,124)	-	(119,124)
Stock-based compensation		-	-	-	(381)	-	(381)	(482)	-	(482)
Depletion and amortization	b	(11,341)	78	(11,263)	(28,193)	148	(28,045)	(38,762)	185	(38,577)
Gross profit		178	78	256	9,644	148	9,792	12,420	185	12,605

Operating expenses:
Exploration		1,012	-	1,012	3,291	-	3,291	3,553	-	3,553
Stock-based compensation	c	(4,233)	594	(3,639)	(3,060)	596	(2,464)	(2,053)	753	(1,300)
Administration		5,133	-	5,133	14,249	-	14,249	20,600	-	20,600
Management fees		333	-	333	970	-	970	1,131	-	1,131
Amortization		133	-	133	383	-	383	560	-	560
Accretion	b	451	(451)	-	1,177	(1,177)	-	1,697	(1,697)	-
Other		1,190	-	1,190	2,208	-	2,208	5,051	-	5,051
Total operating expenses		4,019	143	4,162	19,218	(581)	18,637	30,539	(944)	29,595

Income (loss) before the following		(3,841)	(65)	(3,906)	(9,574)	729	(8,845)	(18,119)	1,129	(16,990)

Loss (gain) on derivatives		127	-	127	319	-	319	(705)	-	(705)
Loss (gain) on conversion option embedded in convertible debt	a	-	(21,978)	(21,978)	-	(46,827)	(46,827)	-	(46,580)	(46,580)
Foreign exchange loss (gain)	b,e	(2,530)	231	(2,299)	(1,054)	329	(725)	(1,697)	453	(1,244)
Accretion expense	b	-	433	433	-	999	999	-	1,517	1,517
Interest expense	a	4,106	51	4,157	12,355	146	12,501	16,638	198	16,836
Interest income		(645)	-	(645)	(3,155)	-	(3,155)	(3,870)	-	(3,870)
Gain on disposition of property		(673)	-	(673)	(6,125)	-	(6,125)	(6,794)	-	(6,794)
Write-down on Sabara property		-	-	-	-	-	-	313	-	313
Total other expenses (income)		385	(21,263)	(20,878)	2,340	(45,353)	(43,013)	3,885	(44,412)	(40,527)

Income (loss) before income taxes		(4,226)	21,198	16,972	(11,914)	46,082	34,168	(22,004)	45,541	23,537
Income taxes
Current income taxes		(1,273)	-	(1,273)	1,250	-	1,250	1,616	-	1,616
Deferred income taxes (recovered)	e	848	(1,833)	(985)	1,154	(46)	1,108	172	(428)	(256)
Total income taxes		(425)	(1,833)	(2,258)	2,404	(46)	2,358	1,788	(428)	1,360

Net income (loss) and comprehensive income (loss)		$(3,801)	$23,031	$19,230	$(14,318)	$46,128	$31,810	$(23,792)	$45,969	$22,177

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

Notes to reconciliations:

a.
The convertible portion of the 4.5% convertible notes payable previously reported as equity for Canadian GAAP is required to be presented as a liability under IAS 39 Financial Instruments: Recognition and Measurement because it is a derivative on the Company’s common shares that may be settled net in cash or another financial instrument, or in a variable number of the Company’s own shares equal to the net cash value.  Subsequent to the initial measurement, this derivative is measured at fair value with all gains and losses from changes in fair value recognized immediately in earnings.

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	September 30, 2010	December 31, 2010
Decrease in notes payable	$(1,301)	$(1,155)	$(1,102)
Increase in option component of convertible notes	75,356	28,529	28,776
Decrease in contributed surplus	(40,861)	(40,861)	(40,861)
Increase (decrease) in deficit	$33,194	$(13,487)	$(13,187)

	Three months	Nine months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	September 30, 2010	September 30, 2010	December 31, 2010
Decrease in fair value adjustment on
option component of convertible notes	$(21,978)	$(46,827)	$(46,580)
Increase in interest expense	51	146	198
Decrease in deficit	$(21,927)	$(46,681)	$(46,382)

b.
Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an obligation to restore certain land and sites for the effect of the Company’s mining operations is measured using the cost of internal resources and a discount rate that reflects the liability’s specific risks, which can be achieved by adjusting either the cash flows or the discount rate.  Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate. The effect of this change in accounting policy and the application of the IFRS 1 optional exemption was as follows:

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	September 30, 2010	December 31, 2010
Decrease in reclamation provisions	$(2,323)	$(2,739)	$(1,502)
Decrease in property, plant and equipment	(1,758)	(2,525)	(1,568)
Decrease in deferred income taxes	79	130	183
Decrease in deficit	$(644)	$(344)	$(117)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

	Three months	Nine months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	September 30, 2010	September 30, 2010	December 31, 2010
Decrease in depletion and amortization	$(78)	$(148)	$(185)
Decrease in accretion expense	(17)	(178)	(180)
Decrease in foreign exchange gain	929	676	997
Related tax effect	(110)	(52)	(100)
Increase in deficit	$724	$298	$532

c.
An estimate of forfeitures is required under IFRS 2 Share-based Payment to be considered in the measurement of the grant date fair value.  Under previous Canadian GAAP, forfeitures were not considered.  The impact of this difference on the Company’s RSU plan is a $124 reduction in deferred compensation liability as at January 1, 2010 ($131 as at September 30, 2010 and $168 as at December 31, 2010).

The Company has a SAR plan that was amended to vest in different tranches.  IFRS 2 requires these tranches to be valued separately at fair value, whereas under previous Canadian GAAP, they were valued in aggregate at intrinsic value. The impact of this difference is a $384 increase in deferred compensation liability at January 1, 2010 (increase of $987 as at September 30, 2010 and increase of $1,181 as at December 31, 2010).

No transition differences were identified for the Company’s DSU plan or Stock Option Plan.

The aggregate impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	September 30, 2010	December 31, 2010
Increase in deferred compensation liabilities	$260	$856	$1,013
Increase in deficit	$260	$856	$1,013

	Three months	Nine months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	September 30, 2010	September 30, 2010	December 31, 2010
Increase in stock-based compensation	$594	$596	$753
Increase in deficit	$594	$596	$753

d.	Under Canadian GAAP, the Company classified all brown field costs and development costs prior to commercial production as a separate line on the balance sheets called mineral exploration projects.

Under IFRS, a mining property will be transferred to mining properties in property, plant and equipment when feasibility studies are completed and there has been a decision to develop the property, which is at an earlier stage than under Canadian GAAP.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	September 30, 2010	December 31, 2010
Increase in property, plant and equipment	$59,177	$5,130	$7,020
Decrease in mineral exploration projects	(59,177)	(5,130)	(7,020)
Increase in deficit	$-	$-	$-

e.
Under Canadian GAAP, the Company recognized a deferred income tax liability on temporary differences arising on the initial recognition of an asset (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. Under IFRS, deferred income taxes on such transactions are not recognized.  As of January 1, 2010, the Company has derecognized the impacts of the deferred income tax liabilities which had previously been recognized on the initial acquisition of the Gurupi project and the Rio De Peixe property.  The effect of this change, as a result of the transition to IFRS, is a decrease in mineral exploration projects of $8,330, and adjustments to deficit as described below for foreign exchange.

Under IFRS, a deferred income tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes.  Under Canadian GAAP, the above temporary difference is not recognized.

Under IFRS, all deferred income taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected reversal of the temporary difference.

The aggregate impact arising from the changes are summarized as follows:

Deferred income taxes	Note	January 1, 2010	September 30, 2010	December 31, 2010
Reclamation provision	b	$(79)	$(130)	$(183)
Derecognition of deferred income taxes on asset acquisition	e	(7,971)	(8,234)	(8,362)
Functional currency adjustment	e	(3,321)	(3,401)	(3,798)
Decrease in deferred income taxes		$(11,371)	$(11,765)	$(12,343)

Consolidated Balance Sheet	January 1, 2010	September 30, 2010	December 31, 2010
Foreign exchange adjustments	$(12)	$(264)	$(403)
Rio De Peixe property adjustment	371	371	371
Functional currency adjustment	(3,321)	(3,412)	(3,798)
Decrease in deficit	$(2,962)	$(3,305)	$(3,830)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2011 and 2010
(Unaudited)

	Three months	Nine months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income	September 30, 2010	September 30, 2010	December 31, 2010
Decrease (increase) in foreign exchange gain	$(698)	$(348)	$(544)
Increase (decrease) in deferred income tax	(1,832)	(46)	(428)
Increase (decrease) in deficit	$(2,530)	$(394)	$(972)

f.	The above changes increased (decreased) deficit (each net of related taxes) as follows:

Consolidated Balance Sheet	Note	January 1, 2010	September 30, 2010	December 31, 2010
Financial instruments	a	$33,194	$(13,487)	$(13,187)
Reclamation provision	b	(644)	(344)	(117)
Stock-based compensation	c	260	856	1,013
Deferred income tax liability	e	(2,962)	(3,305)	(3,830)
Increase (decrease) in deficit		$29,848	$(16,280)	$(16,121)

(d)	Statements of cash flows:

The IFRS transition adjustments noted above did not have a material impact on the presentation of the Company’s Statements of Cash Flows.

Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP.

There were no other material differences between the cash flow statements presented under IFRS and the cash flow statements presented under Canadian GAAP for the three and nine months ended September 30, 2010 and the year ended December 31, 2010.